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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               BancorpSouth, Inc.
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             (Exact name of registrant as specified in its charter)


                     Mississippi                          64-0659571
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      (State of incorporation of organization)          (IRS Employer
                                                      Identification No.)

    One Mississippi Plaza, Tupelo, Mississippi              38804
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    (Address of principal executive offices)              (Zip Code)

         If this form relates to the registration of a class of securities pursuant to 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

         Securities Act registration statement file number to which this form relates: ___________ (if applicable).

         Securities to be registered pursuant to Section 12(b) of the Act:

          Title Of Each Class               Name Of Each Exchange On Which
          To Be So Registered               Each Class Is To Be Registered
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     Common Stock Purchase Rights              New York Stock Exchange

         Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)



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Item 1.  Description of Registrant's Securities to be Registered.

         Rights Agreement, as Amended. On April 23, 1991, the shareholders of BancorpSouth, Inc. (the "Company") adopted a shareholder rights plan. The terms of the shareholder rights plan are set forth in a Rights Agreement, dated April 24, 1991 (the "Rights Agreement"), between the Company and BancorpSouth Bank, as Rights Agent, a copy of which is attached as an exhibit hereto. On March 28, 2001, the Board of Directors of the Company approved an amendment to the Rights Agreement (the Rights Agreement, as so amended, the "Amended Rights Agreement"), which amendment is set forth in a First Amendment to Rights Agreement, dated as of March 28, 2001 (the "Amendment"), between the Company and BancorpSouth Bank, as Rights Agent, a copy of which is attached as an exhibit hereto. The securities registered hereunder are the rights to purchase shares of the Company's Common Stock, par value $2.50 per share ("Common Stock"), issued under the terms of the Amended Rights Agreement.

         The Amendment was adopted in the normal course of updating and extending the Rights Agreement, which was scheduled to expire on April 24, 2001, and not in response to any proposal to acquire the Company. Primarily, the Amendment extended the term of the Rights Agreement until March 28, 2011 and increased the Purchase Price (as defined below) to $60.00. The remainder of the revisions reflected in the Amendment largely updated or clarified certain provisions of the Rights Agreement. The following descriptions of the provisions of the Amended Rights Agreement are qualified in their entirety by reference to the Rights Agreement and the Amendment (including the exhibits thereto).

         Distribution Of Rights; Exercise Price. On April 24, 1991, each shareholder of record at the close of business on April 24, 1991 (the "Record Date") received a dividend distribution of one Common Stock purchase right (a "Right") for each outstanding share of Common Stock. Each share of Common Stock issued by the Company, including shares distributed from treasury, after April 24, 1991 and prior to the Distribution Date (as defined below) automatically has had, or will have during the term of the Amended Rights Agreement, a Right attached to it. Each Right will entitle the registered holder, subject to the terms of the Amended Rights Agreement, to purchase from the Company one share of Common Stock at a purchase price per share of $60.00, subject to adjustment (the "Purchase Price"). The Purchase Price is payable in cash or by certified or bank check or bank draft payable to the order of the Company.

         Separation of Rights from Common Stock. Initially, the Rights will be incorporated in and represented by the certificates representing shares of outstanding Common Stock, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and separate Rights certificates will be distributed upon the earliest of the following dates (the "Distribution Date"): (i) the close of business on the tenth business day following a public announcement by the Company or an Acquiring Person (as defined below) that an Acquiring Person has become such (the "Stock Acquisition Date"), (ii) the close of business on the tenth business day following the commencement of, or the announcement of an intent to commence, a tender or exchange offer that would result in a person or group becoming an Acquiring Person, or (iii) the close of business on the tenth business day after a majority of the members of the Board of Directors who are not officers of the Company determine that a person has, alone or together with his affiliates or

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associates, become the beneficial owner of 10% or more of the outstanding shares of Common Stock or voting power of the Company and is an "Adverse Person." "Adverse Person" means any person declared to be an Adverse Person by a majority of the Company's independent directors, upon a determination by such directors that (a) such beneficial ownership by such person is intended to cause the Company to repurchase the Common Stock or voting power of the Company beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short term financial gain under circumstances where these directors determine that the best long term interests of the Company and the shareholders would not be served by taking such action or entering into such transaction or series of transactions or (b) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact on the business or prospects of the Company (including, but not limited to, impairment of the Company's relationships with customers, its ability to maintain its competitive position, its capital position, its ability to meet the convenience and needs of the communities it serves, or its business reputation or ability to deal with governmental agencies) to the detriment of the shareholders.

         "Acquiring Person" means any person which, together with all affiliates and associates of such person, shall be the beneficial owner of 20% or more of the Common Stock then outstanding, but shall not include the Company or any of its subsidiaries or employee benefit plans, or any trustee or fiduciary with respect to any such plan acting in such capacity. No person shall become an "Acquiring Person" as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate percentage of shares beneficially owned by such person to 20% or more of the Common Stock of the Company then outstanding; provided, however, that if a person becomes the beneficial owner of 20% or more of the Common Stock of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the beneficial owner of any additional Common Stock, then such person shall be deemed to be an "Acquiring Person." Notwithstanding the foregoing, no person shall become an "Acquiring Person" if a majority of the members of the Company's Board of Directors, with the concurrence of a majority of the independent directors, determines in good faith that such person who would otherwise be an Acquiring Person has become such inadvertently and without any intention of changing or influencing control of the Company, and if such person, after being advised of such determination and within a period of time set by a majority of the independent directors, divests himself or itself of a sufficient number of shares of Common Stock so that such person shall not be deemed to be or have become an "Acquiring Person" for any purpose under the Amended Rights Agreement.

         Exercisability of Rights. The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 28, 2011 (the "Final Expiration Date") unless earlier redeemed by the Company as described below.

         Separated Rights Evidenced by Certificates. Until the Distribution Date, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date, including shares distributed from treasury, will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates representing outstanding Common Stock also will constitute the transfer of the



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Rights associated with the Common Stock represented by such certificate. As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights.

         Triggering Events for Right to Buy Common Stock at Decreased Purchase Price; Nullification of Certain Rights. In the event that (i) a person or group (other than the Company, any of its subsidiaries, or any employee benefit plan of the Company) becomes an Acquiring Person, or (ii) the Board has determined the existence of an Adverse Person (either of such events being a "Triggering Event"), then, in each such case, each holder of a Right shall have the right to receive, upon exercise of such Right, shares of Common Stock (or, in certain circumstances, cash, property or other Securities of the Company) having a value equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of one of the foregoing events, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or an Adverse Person will be null and void.

         Optional Exchange of Rights. At any time after the occurrence of a Triggering Event, the Board of Directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person or Adverse Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

         Triggering Events For Purchase of Acquiror's Shares. In the event that, at any time following the earlier of the Stock Acquisition Date or Distribution Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any person or group effects a share exchange or merger with the Company and all or part of the Company's Common Stock is converted or exchanged for securities, cash, or property of any other person or group, or (iii) 50% or more of the Company's assets or earning power is sold or transferred (any of such events also being a "Triggering Event"), then, in each such case, proper provision will be made so that each holder of a Right shall have the right to receive, upon exercise, the number of shares of common stock of the "Principal Party" (as defined below) having a value equal to two times the Purchase Price.

         "Principal Party" means (i) in the case of any transaction described in clause (i) or (ii) in the preceding paragraph, (A) the person that is the issuer of any securities into which shares of the Company's Common Stock are converted in such merger or share exchange, or, if there is more than one such issuer, the issuer of Common Stock that has the highest aggregate current market price and
(B) if no securities are so issued, the person that is the other party to such merger or share exchange, or, if there is more than one such person, the person the Common Stock of which has the highest aggregate current market price; and
(ii) in the case of any transaction described in clause (iii) in the preceding paragraph, the person that is the party receiving the largest portion of the assets or earning power transferred pursuant to such transaction or transactions, or, if each person that is a party to such transaction or transactions receives the same portion of the assets or earning power transferred pursuant to such transaction or transactions or if the person receiving the largest portion of the assets or earning power cannot be determined, whichever person the Common Stock of which has the highest aggregate current market price; provided, however, that in any such case, (1) if the Common Stock of such person is not at such time and has


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not been continuously over the preceding twelve-month period registered under
Section 12 of the Exchange Act ("Registered Common Stock"), or such person is not a corporation, and such person is a direct or indirect subsidiary of another person that has Registered Common Stock outstanding, "Principal Party" shall refer to such other person; (2) if the Common Stock of such person is not Registered Common Stock or such person is not a corporation, and such person is a direct or indirect subsidiary of another person but is not a direct or indirect subsidiary of another person which has Registered Common Stock outstanding, "Principal Party" shall refer to the ultimate parent entity of such first-mentioned person; (3) if the Common Stock of such person is not Registered Common Stock or such person is not a corporation, and such person is directly or indirectly controlled by more than one person, and one or more of such other persons has Registered Common Stock outstanding, "Principal Party" shall refer to whichever of such other persons is the issuer of the Registered Common Stock having the highest aggregate current market price; and (4) if the Common Stock of such person is not Registered Common Stock or such person is not a corporation, and such person is directly or indirectly controlled by more than one person, and none of such other persons have Registered Common Stock outstanding, "Principal Party" shall refer to whichever ultimate parent entity is the corporation having the greatest stockholders equity or, if no such ultimate parent entity is a corporation, shall refer to whichever ultimate parent entity is the entity having the greatest net assets.

         Anti-dilution Adjustments. The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event the Company shall (i) declare a dividend on the Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, (iii) combine the outstanding Common Stock into a smaller number of shares, or (iv) issue any shares of its capital stock in a reclassification of the Common Stock, including any such reclassification in connection with a share exchange or merger in which the Company is the continuing or surviving corporation. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares of Common Stock. In lieu thereof, an adjustment in cash may be made based on the market price of the Common Stock prior to the date of exercise.

         Redemption of Rights. The Rights are redeemable at $0.01 per Right (the "Redemption Price"), subject to adjustment, by a majority of the Company's independent directors, payable, at the election of such majority of independent directors, in cash or shares of Common Stock, at any time prior to the close of business on the Distribution Date (the "Right of Redemption"). Immediately upon any redemption of the Rights, the right to exercise the Rights will become a right to receive the Redemption Price. Unless earlier redeemed, the Rights will expire on the Final Expiration Date. Common Stock purchasable upon exercise of the Rights will not be redeemable.

         No Shareholder Rights Until Exercise. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         Amendment to Amended Rights Agreement. Any of the provisions of the Amended Rights Agreement may be supplemented or amended by the Company's Board of Directors at any time prior to the Distribution Date without the consent of the shareholders. After


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the Distribution Date, the provisions of the Amended Rights Agreement may be supplemented or amended without the consent of the holders of the Rights in order to (i) cure any ambiguity, defect, or inconsistency, (ii) make changes that are consistent with the objectives of the Board of Directors in adopting the Amended Rights Agreement (except that from and after such time as any person becomes an Acquiring Person and/or an Adverse Person, no such amendment may adversely affect the interests of holders of Rights), or (iii) shorten or lengthen any time period under the Amended Rights Agreement, although no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         Anti-takeover Effects. The Rights approved by the Company's Board of Directors are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive a company's board of directors and its shareholders of any real opportunity to determine the destiny of the company. The Rights have been declared by the Company's Board of Directors in order to deter such tactics, including a gradual accumulation of shares in the open market of a 20% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics can unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

         The Rights are not intended to prevent a takeover of the Company on appropriate terms and will not do so. Subject to certain exceptions discussed above, the Rights may be redeemed by the Company at $0.01 per Right prior to the Distribution Date (or such later date as may be determined by the Board of Directors). Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

         Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

         However, the Rights may have the effect of rendering an acquisition more difficult or discouraging an acquisition of the Company in a manner deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.


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
Item 2.  Exhibits.
         ---------

1.       Rights Agreement, dated April 24, 1991, between BancorpSouth, Inc. and
         BancorpSouth Bank, as Rights Agent, which includes the form of Right
         Certificate as Exhibit A and the Summary of Rights to Purchase Common
         Shares as Exhibit B. (1)

2.       First Amendment to Rights Agreement, dated March 28, 2001, between
         BancorpSouth, Inc. and BancorpSouth Bank, as Rights Agent.

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(1) Filed as Exhibit 1 to the Company's registration statement on Form 8-A filed on April 26, 1991 (file number 0-10826) and incorporated herein by reference thereto.


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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 28, 2001

                                         BANCORPSOUTH, INC.



                                         By:  /s/  Aubrey B. Patterson
                                              ----------------------------------
                                              Aubrey B. Patterson
                                              Chairman of the Board and Chief
                                              Executive Officer


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                                  EXHIBIT LIST



1. Rights Agreement, dated April 24, 1991, between BancorpSouth, Inc. and BancorpSouth Bank, as Rights Agent, which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B. (1)

2. First Amendment to Rights Agreement, dated March 28, 2001, between BancorpSouth, Inc. and BancorpSouth Bank, as Rights Agent.

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(1) Filed as Exhibit 1 to the Company's registration statement on Form 8-A filed on April 26, 1991 (file number 0-10826) and incorporated herein by reference thereto.